STATE FARM MUTUAL FUND TRUST

State Farm Tax Advantaged Bond Fund

June 1, 2012 Supplement to State Farm Mutual Fund Trust

Annual Report dated December 31, 2011

The information in this supplement is an amendment to the State Farm Mutual Fund Trust Annual Report dated December 31, 2011.

On page 48 of the State Farm Mutual Fund Trust Annual Report dated December 31, 2011, in the table providing the Fund’s Average Annual Total Return as of December 31, 2011 for Class B shares, the 5 YEAR return was originally reported as 3.44%. With this amendment, the State Farm Tax Advantaged Bond Fund’s Average Annual Total Return for Class B shares for the 5 YEAR period ended December 31, 2011 should read 4.81%.